UNITED STATES
                   SECURITIES AND EXCHANGE COMMISSION
                      Washington, D.C. 20549-1004






                              FORM U-9C-3



                 QUARTERLY REPORT PURSUANT TO RULE 58


           For the quarterly period ended September 30, 2001





                          Northeast Utilities
                          -------------------
                 (Name of registered holding company)





                  107 Selden Street, Berlin, CT 06037
                  -----------------------------------
               (Address of Principal Executive Officers)





Name and telephone number of officer to whom inquiries concerning this report should be directed:

John J. Roman, Vice President and Controller
Telephone Number:  860-665-5000





                         GENERAL INSTRUCTIONS



A.   Use of Form

     1. A reporting company, as defined herein, shall file a report on this form within 60 days after the end of each of the first three quarters, and within 90 days after the end of the fourth quarter, of the fiscal year of the registered holding company. The period beginning on the date of effectiveness of rule 58 and ending at the end of the quarter following the quarter in which the rule becomes effective shall constitute the initial period for which any report shall be filed, if applicable.

     2. The requirement to provide specific information by means of this form supersedes any requirement by order of the Commission to provide identical information by means of periodic certificates under rule 24; but does not so supersede and replace any requirement by order to provide information by means of an annual report on Form U-13-60.

     3. Information with respect to reporting companies that is required by Form U-13-60 shall be provided exclusively on that form.

     4. Notwithstanding the specific requirements of this form, this Commission may informally request such further information as, in its opinion, may be necessary or appropriate.

B.   Statements of Monetary Amounts and Deficits

     1. Amounts included in this form and in related financial statements may be expressed in whole dollars, thousands of dollars or hundred thousands of dollars.

     2. Deficits and other similar entries shall be indicated by either brackets or parentheses. An explanation should be provided by footnote.

C.   Formal Requirements

     This form, including exhibits, shall be filed with Commission electronically pursuant to Regulation S-T (17 CFR 232.10 et seq.). A conformed copy of each such report shall be filed with each state commission having jurisdiction over the retail rates of a public utility company that is an associate company of a reporting company. Each report shall provide the name and telephone number of the person to whom inquiries concerning this report should be directed.

D.   Definitions

     As used in this form, the word "reporting company" means an energy-related company or gas-related company, as defined in rule 58(b). All other words and terms have the same meaning as in the Public Utility Holding Company Act of 1935, as amended, and the rules and regulations thereunder.



ITEM 1 - ORGANIZATIONAL CHART

-------------------------------------------------------------------------------
Instructions
-------------------------------------------------------------------------------

1. Complete Item 1 only for the first three calendar quarters of the fiscal year of the registered holding company.

2. Under the caption "Name of Reporting Company," list each energy-related and gas-related company and each system company that directly or indirectly holds securities thereof. Add the designation "(new)" for each reporting company of which securities were acquired during the period, and the designation "(*)" for each inactive company.

3. Under the caption "Percentage of Voting Securities Held," state the aggregate percentage of the outstanding voting securities of the reporting company held directly or indirectly by the registered holding company at the end of the quarter.

4. Provide a narrative description of each reporting company's activities during the reporting period.

-------------------------------------------------------------------------------


                                                             Percentage                  Activities
                     Energy                                  of Voting                    Reported
     Name of         or Gas     Date of       State of       Securities     Nature of    During the
Reporting Company   Related   Organization  Organization        Held        Business       Period
-----------------   -------   ------------  ------------     ----------     ----------   -----------
NU Enterprises,     Holding      1/4/99     Connecticut      100% by        Unregulated      (A)
Inc.                                                         Northeast      businesses
                                                             Utilities      holding
                                                                            company

Select Energy,      Energy       9/26/96    Connecticut      100% by NU     Invest in        (B)
Inc.                                                         Enterprises,   energy-
                                                             Inc.           related
                                                                            activities

Select Energy       Energy       3/17/99    Connecticut      100% by NU     Invest in        (C)
Portland                                                     Enterprises,   energy-
Pipeline, Inc.                                               Inc.           related
                                                                            activities

Northeast           Energy       1/4/99     Connecticut      100% by NU     Invest in        (D)
Generation                                                   Enterprises,   energy-
Services Company                                             Inc.           related
                                                                            activities

Select Energy       Energy      6/19/90     Massachusetts    100% by NU     Invest in        (E)
Services, Inc.                                               Enterprises,   energy-
                                                             Inc.           related
                                                                            activities

Reeds Ferry         Energy      7/15/64     New Hampshire    100% by        Invest in        (F)
Supply Co., Inc.                                             Select         energy-
                                                             Energy         related
                                                             Services,      activities
                                                             Inc.

HEC/Tobyhanna       Energy      9/28/99     Massachusetts    100% by        Invest in        (G)
Energy Project                                               Select         energy-
                                                             Energy         related
                                                             Services,      activities
                                                             Inc.

Select Energy       Energy     10/12/94     Massachusetts    100% by        Invest in        (H)
Contracting, Inc.                                            Select         energy-
                                                             Energy         related
                                                             Services,      activities
                                                             Inc.

Yankee Energy       Holding     2/15/00     Connecticut      100% by        Public           (I)
System, Inc.                                                 Northeast      Utility
                                                             Utilities      Holding
                                                                            Company

Yankee Energy       Energy       7/2/93     Connecticut      100% by        Invest in        (J)
Services Company                                             Yankee         energy-
                                                             Energy         related
                                                             System, Inc.   activities

R. M. Services,     Energy     11/22/94     Connecticut      10% by         Invest in        (K)
Inc.                                                         Yankee         energy-
                                                             Energy         related
                                                             System, Inc.   activities

Acumentrics         Energy     09/13/00     Massachusetts    5% by NU       Invest in        (L)
Corporation                                                  Enterprises,   energy-
                                                             Inc.           related
                                                                            activities

ERI/HEC EFA-Med,    Energy     09/30/00     Delaware         50% by         Invest in        (M)
LLC                                                          Select         energy-
                                                             Energy         related
                                                             Services,      activities
                                                             Inc.

E. S. Boulos        Energy     01/19/01     Connecticut      100% by        Invest in        (N)
Company                                                      Northeast      energy-
                                                             Generation     related
                                                             Services       activities
                                                             Company

NGS Mechanical      Energy     01/24/01     Connecticut      100% by        Provide          (O)
Company                                                      Northeast      mechanical
                                                             Generation     construction
                                                             Services       and
                                                             Company        maintenance
                                                                            services

HEC/CJTS Energy     Energy     03/02/01     Delaware         100% by        Facilitate       (P)
Center LLC                                                   Select         construction
                                                             Energy         financing
                                                             Services,
                                                             Inc.

(A) NU Enterprises, Inc. is not the "reporting company" but is included in this Item 1 because it holds, directly or indirectly, voting securities issued by reporting companies as indicated above.

(B) Select Energy, Inc. (Select Energy) provides both wholesale and retail energy services. Specifically, Select Energy participates in open-access retail electricity markets in New England, New York, and the mid-Atlantic regions. Select Energy markets and sells electricity, natural gas, oil, and energy-related products and services. Select Energy is a licensed retail electricity supplier in the states of Connecticut, Delaware, Maine, Maryland, Massachusetts, New Jersey, New York, Pennsylvania, and Rhode Island. Select Energy is a registered gas marketer with local gas distribution companies in the states of Connecticut, Delaware, Maine, Maryland, Massachusetts, New Hampshire, New Jersey, New York, Pennsylvania, and Rhode Island.

(C) Select Energy Portland Pipeline, Inc. (SEPPI) acquired a 5% interest in Portland Natural Gas Transmission System partnership in March 1999 and sold this interest in June 2001.

(D) Effective January 4, 1999, Northeast Generation Services Company (NGS) was established to provide a full range of energy-related operation and maintenance services for larger industrial, institutional and power generation customers throughout the 11-state Northeast area. NGS' current business segments focus on providing turnkey Manage and Operate Services
     (MOS) and also a full range of Industrial Services (IS) and Consulting Services (CS).

     MOS is a service that is designed for generation asset owners. NGS has the ability to offer station management and operation services with a focus on optimizing the value of that specific asset with the owner. Within the IS platform, its offerings include mechanical and electrical construction and maintenance services, as well as environmental maintenance/compliance services. Within the CS platform, the product and service offerings include engineering and environmental consulting services, with an emphasis on power plant system design.

(E) Select Energy Services, Inc. (formerly HEC Inc.) is not the "reporting company" but is included in this Item 1 because it holds, directly or indirectly, voting securities issued by reporting companies as indicated above.

(F) Reed's Ferry Supply Corporation was purchased by Select Energy Services, Inc. in August 1999 as an equipment wholesaler to purchase equipment on behalf of Select Energy Contracting, Inc.

(G) Effective September 30, 1999, HEC/Tobyhanna Energy Project, Inc. was established as a special purpose entity to manage the assets of an Energy Savings Performance Contract (ESPC) project at the Tobyhanna Army Depot.

(H) Select Energy Contracting, Inc. designs, manages and directs the construction of, and/or installing of mechanical, water, and electrical systems, energy and other resource consuming equipment.

(I) Yankee Energy System, Inc. is not the "reporting company" but is included in this Item 1 because it holds, directly or indirectly, voting securities issued by reporting companies as indicated above.

(J) Yankee Energy Services Company (YESCO) provides a wide range of energy-related services for its customers. The YESCO controls division, provides comprehensive building automation with engineering, installation and maintenance of building control systems.

(K) R. M. Services, Inc. provides consumer collection services for companies throughout the United States.

(L) Acumentrics Corporation develops, manufactures, and distributes advanced power generation, power quality and power protection devices including a high-speed flywheel and advanced power generation, power quality and power protection devices including a high-speed flywheel and advanced technology fuel cells.

(M) ERI/HEC EFA-Med, LLC is a Delaware limited liability company that was formed by Select Energy Services, Inc., and ERI Services, Inc. to enter into an indefinite delivery/indefinite quantity contract with the U.S. Navy. Under the contract, the Navy will issue Delivery Orders for energy services work at U.S. Government facilities located in Bahrain, Greece, Egypt, Italy, Spain, Turkey, and the United Kingdom. The LLC will designate either ERI or Select Energy Services, Inc. to perform each of the Delivery Orders. The LLC will also act as the conduit for any project-related financing. ERI Services, Inc. and Select Energy Services, Inc. each own 50% of the LLC.

(N) E. S. Boulos Company (Boulos) is a Connecticut corporation that was formed by NGS to acquire the assets of electrical construction companies located in Maine. Boulos is registered to do business initially in Maine, Massachusetts, New Hampshire, and Vermont. NGS owns 100% of the corporation.

(O) NGS Mechanical Company (NGSM) is a Connecticut corporation that was formed by NGS to perform mechanical construction and maintenance services to customers contracted with to provide such services. NGSM is registered to do business initially in Massachusetts, New Hampshire, Maine, Vermont, Rhode Island, and New York. NGS owns 100% of the corporation.

(P) HEC/CJTS Energy Center LLC (HEC/CTJS) is a Delaware limited liability company that was formed by Select Energy Services, Inc. to facilitate the financing of the construction of the Connecticut Juvenile Training School in Middletown, Connecticut. HEC/CJTS will not have any employees nor will it conduct any other activities other than those related to accepting the assignment of the lease. Select Energy Services, Inc. owns 100% of the LLC.


ITEM 2 - ISSUANCES AND RENEWALS OF SECURITIES AND CAPITAL CONTRIBUTIONS

-------------------------------------------------------------------------------
Instruction
-------------------------------------------------------------------------------

With respect to a transaction with an associate company, report only the type and principal amount of securities involved.
-------------------------------------------------------------------------------

                                                   Person
Company        Type of  Principal                  to Whom    Collateral Consideration Company      Amount of
Issuing        Security Amount of Issue or Cost of Security   Given With Received for  Contributing Capital
Security       Issued   Security  Renewal  Capital Was Issued Security   Each Security Capital      Contribution
-------------- -------- --------- -------- ------- ---------- ---------- ------------- ------------ ------------
                                                                                       NU
Select                                                                                 Enterprises,
Energy, Inc.   N/A         N/A      N/A      N/A      N/A        N/A          N/A      Inc.          $70,000,000

Northeast
Generation
Services
Company        No transactions this quarter.

Select Energy
Contracting,
Inc.           No transactions this quarter.

Reeds Ferry
Supply Co.,
Inc.           No transactions this quarter.

HEC/Tobyhanna
Energy
Project, Inc.  No transactions this quarter.

Yankee Energy
Services
Company        No transactions this quarter.

R.M. Services,
Inc.           No transactions this quarter.


Acumentrics
Corporation    No transactions this quarter.

ERI/HEC
EFA-Med, LLC   No transactions this quarter.

E.S. Boulos
Company        No transactions this quarter.

NGS Mechanical
Company        No transactions this quarter.

HEC/CJTS
Energy
Center LLC     No transactions this quarter.


ITEM 3 - ASSOCIATE TRANSACTIONS

-------------------------------------------------------------------------------
Instructions
-------------------------------------------------------------------------------

1. This item is used to report the performance during the quarter of contracts among reporting companies and their associate companies, including other reporting companies, for service, sales and construction. A copy of any such contract not filed previously should be provided as an exhibit pursuant to Item 6.B.

2. Parts I and II concern transactions performed by reporting companies on behalf of associate companies, and transactions performed by associate companies on behalf of reporting companies, respectively.

-------------------------------------------------------------------------------

Part I - Transactions performed by reporting companies on behalf of associate companies.

                                                                       Total Amount
                                                                         Billed*
Reporting               Associate
Company                 Company             Types of                   Three Months
Rendering               Receiving           Services                      Ended
Services                Services            Rendered                September 30, 2001
----------------------- ------------------- --------------          ------------------
                                                                        (Thousands
                                                                        of Dollars)
Northeast               Select
Generation              Energy, Inc.        Electrical and
Services                                    Mechanical services      $            10
Company                                                             ==================

Northeast               The
Generation              Connecticut
Services                Light & Power       Electrical and
Company                 Company             Mechanical services      $            11
                                                                    ==================
Northeast               Public Service
Generation              Company of          Electrical and
Services                New Hampshire       Mechanical services      $           132
Company                                                             ==================

Northeast               Holyoke Water
Generation              Power Company       Electrical and
Services                                    Mechanical services      $         4,257
Company                                                             ==================

Northeast               Northeast
Generation              Generation          Electrical and
Services                Company             Mechanical services      $         4,523
Company                                                             ==================

                                            Wholesale
Reeds Ferry             Select Energy       Purchasing
Supply Co., Inc.        Contracting, Inc.   Services                 $           141
                                                                    ==================
Northeast               North Atlantic
Generation              Energy Service      Electrical and
Services                Corporation         Mechanical services      $             8
Company                                                             ==================

Northeast
Generation              Yankee Energy       Electrical and
Services                Service Company     Mechanical services      $           133
Company                                                             ==================

Northeast
Generation              Yankee Gas          Electrical and
Services                Services Company    Mechanical services      $            12
Company                                                             ==================

Northeast               Northeast
Generation              Utilities
Services                Service             Electrical and
Company                 Company             Mechanical services      $            96
                                                                    ==================


Part II - Transactions performed by associate companies on behalf of reporting companies.

                                                                       Total Amount
                                                                         Billed*
Associate               Reporting
Company                 Company             Types of                   Three Months
Rendering               Receiving           Services                      Ended
Services                Services            Rendered                September 30, 2001
----------------------- ------------------- --------------          ------------------
                                                                        (Thousands
                                                                        of Dollars)
Public Service Company  Select
of New Hampshire        Energy, Inc.        Miscellaneous            $            11
                                                                    ==================

Select Energy           Select              Engineering Services
Services, Inc.          Energy, Inc.                                 $            57
                                                                    ==================

* "Total Amount Billed" is direct costs only.



ITEM 4 - SUMMARY OF AGGREGATE INVESTMENT

Investments in energy-related companies:
---------------------------------------
                                                  (Thousands of Dollars)

Total consolidated capitalization as of09/30/01   $6,760,008            line 1

Total capitalization multiplied by 15%
 (line 1 multiplied by .15)                        1,014,001            line 2

Greater of $50 million or line 2                             $1,014,001 line 3

Total current aggregate investment:
 (categorized by major line of
  energy-related business):
   Select Energy, Inc.                              $707,815
   Northeast Generation Services Company              25,210
   Select Energy Contracting, Inc.                    26,427
   Reeds Ferry Supply Co., Inc.                            7
   HEC/Tobyhanna Energy Project, Inc.                   -
   Yankee Energy Services Company                     10,082
   E.S. Boulos Company                                 7,539
   R.M. Services, Inc.                                13,799
   NGS Mechanical Company                                 10
   Acumentrics Corporation                            10,000
   ERI/HEC EFA-Med, LLC                                    1
   HEC/CJTS Energy Center LLC                           -
                                                  -----------
   Total current aggregate investment                           800,890 line 4
                                                             -----------

Difference between the greater of $50 million or 15% of
capitalization and the total aggregate investment of the
registered holding company system                              $213,111 line 5
                                                             ===========



ITEM 5 - OTHER INVESTMENTS

-------------------------------------------------------------------------------
Instruction
-------------------------------------------------------------------------------

This item concerns investments in energy-related and gas-related companies that are excluded from the calculation of aggregate investment under rule 58.

-------------------------------------------------------------------------------

Major Line      Other           Other
of Energy-      Investment      Investment
Related         in Last         in This         Reason for Difference
Business        U-9C-3 Report   U-9C-3 Report   in Other Investment
-------------   -------------   -------------   ------------------------

NONE


ITEM 6 - FINANCIAL STATEMENTS AND EXHIBITS

-------------------------------------------------------------------------------
Instructions
-------------------------------------------------------------------------------

A.   Financial Statements

     1. Financial statements are required for reporting companies in which the registered holding company system has at least 50% equity or other ownership interest. For all other rule 58 companies, the registered holding company shall make available to the Commission such financial statements as are available to it.

     2. For each reporting company, provide a balance sheet as of the end of the quarter and income statements for the three-month and year-to-date periods ending as of the end of the quarter, together with any notes thereto. Financial statements shall be for the first three quarters of the fiscal year of the registered holding company.

     3. If a reporting company and each of its subsidiaries engage exclusively in single category of energy-related or gas-related activity, consolidated financial statements may be filed.

     4. Separate financial statements need not be filed for inactive companies or for companies engaged solely in the ownership of interests in energy-related or gas-related companies.

B.   Exhibits

     1. Copies of contracts required to be provided by Item 3 shall be filed as exhibits.

     2. A certificate stating that a copy of the report for the previous quarter has been filed with interested state commissions shall be filed as an exhibit. The certificate shall provide the names and addresses of the state commissions.

-------------------------------------------------------------------------------

A.   Financial Statements

     Select Energy, Inc.:
       Balance Sheet - As of September 30, 2001
       Income Statement - Three months and nine months ended September 30, 2001

     Northeast Generation Services Company:
      Balance Sheet - As of September 30, 2001
      Income Statement - Three months and nine months ended September 30, 2001

     Select Energy Contracting, Inc.:
      Balance Sheet - As of September 30, 2001
      Income Statement - Three months and nine months ended September 30, 2001

     Reeds Ferry Supply Co., Inc.:
      Balance Sheet - As of September 30, 2001
      Income Statement - Three months and nine months ended September 30, 2001

     HEC/Tobyhanna Energy Project, Inc.:
      Balance Sheet - As of September 30, 2001
      Income Statement - Three months and nine months ended September 30, 2001

     Yankee Energy Services Company:
      Balance Sheet - As of September 30, 2001
      Income Statement - Three months and nine months ended September 30, 2001

     ERI/HEC EFA-Med, LLC:
      Not available as of September 30, 2001

     E. S. Boulos Company:
      Balance Sheet - As of September 30, 2001
      Income Statement - Three months and nine months ended September 30, 2001

     NGS Mechanical Company:
      Balance Sheet - As of September 30, 2001
      Income Statement - Three months and nine months ended September 30, 2001

     HEC/CJTS Energy Center LLC:
      Not available as of September 30, 2001

     Northeast Utilities (Parent):
      Balance Sheet - As of September 30, 2001
      Income Statement - Three months and nine months ended September 30, 2001

B.   Exhibits

Exhibit No.         Description
-----------         -----------

6.B.1.1a Copy of contract required by Item 3 - filed under confidential treatment pursuant to Rule 104(b).

6.B.1.1b Copy of contract required by Item 3 - filed under confidential treatment pursuant to Rule 104(b).

6.B.1.1c Copy of contract required by Item 3 - filed under confidential treatment pursuant to Rule 104(b).

6.B.1.1d Copy of contract required by Item 3 - filed under confidential treatment pursuant to Rule 104(b).

6.B.1.1e Copy of contract required by Item 3 - filed under confidential treatment pursuant to Rule 104(b).

6.B.1.1f Copy of contract required by Item 3 - filed under confidential treatment pursuant to Rule 104(b).

6.B.1.1g Copy of contract required by Item 3 - filed under confidential treatment pursuant to Rule 104(b).

6.B.1.1h Copy of contract required by Item 3 - filed under confidential treatment pursuant to Rule 104(b).

6.B.1.1i Copy of contract required by Item 3 - filed under confidential treatment pursuant to Rule 104(b).

6.B.1.1j Copy of contract required by Item 3 - filed under confidential treatment pursuant to Rule 104(b).

6.B.1.1k Copy of contract required by Item 3 - filed under confidential treatment pursuant to Rule 104(b).

6.B.1.1l Copy of contract required by Item 3 - filed under confidential treatment pursuant to Rule 104(b).

6.B.1.1m Copy of contract required by Item 3 - filed under confidential treatment pursuant to Rule 104(b).

6.B.1.1n Copy of contract required by Item 3 - filed under confidential treatment pursuant to Rule 104(b).

6.B.1.1o Copy of contract required by Item 3 - filed under confidential treatment pursuant to Rule 104(b).

6.B.1.1p Copy of contract required by Item 3 - filed under confidential treatment pursuant to Rule 104(b).

6.B.1.1q Copy of contract required by Item 3 - filed under confidential treatment pursuant to Rule 104(b).

6.B.1.1r Copy of contract required by Item 3 - filed under confidential treatment pursuant to Rule 104(b).

6.B.1.1s Copy of contract required by Item 3 - filed under confidential treatment pursuant to Rule 104(b).

6.B.1.1t Copy of contract required by Item 3 - filed under confidential treatment pursuant to Rule 104(b).

6.B.1.1u Copy of contract required by Item 3 - filed under confidential treatment pursuant to Rule 104(b).

6.B.1.1v Copy of contract required by Item 3 - filed under confidential treatment pursuant to Rule 104(b).

6.B.1.1w Copy of contract required by Item 3 - filed under confidential treatment pursuant to Rule 104(b).

6.B.1.2a Copy of contract required by Item 3 - filed under confidential treatment pursuant to Rule 104(b).

6.B.1.2b Copy of contract required by Item 3 - filed under confidential treatment pursuant to Rule 104(b).

6.B.1.2c Copy of contract required by Item 3 - filed under confidential treatment pursuant to Rule 104(b).

6.B.1.2d Copy of contract required by Item 3 - filed under confidential treatment pursuant to Rule 104(b).

6.B.1.2e Copy of contract required by Item 3 - filed under confidential treatment pursuant to Rule 104(b).

6.B.1.2f Copy of contract required by Item 3 - filed under confidential treatment pursuant to Rule 104(b).

6.B.1.2g Copy of contract required by Item 3 - filed under confidential treatment pursuant to Rule 104(b).

6.B.1.2h Copy of contract required by Item 3 - filed under confidential treatment pursuant to Rule 104(b).

6.B.1.3a Copy of contract required by Item 3 - filed under confidential treatment pursuant to Rule 104(b).

6.B.1.3b Copy of contract required by Item 3 - filed under confidential treatment pursuant to Rule 104(b).

6.B.1.3c Copy of contract required by Item 3 - filed under confidential treatment pursuant to Rule 104(b).

6.B.1.3d Copy of contract required by Item 3 - filed under confidential treatment pursuant to Rule 104(b).

6.B.1.3e Copy of contract required by Item 3 - filed under confidential treatment pursuant to Rule 104(b).

6.B.3.3f Copy of contract required by Item 3 - filed under confidential treatment pursuant to Rule 104(b).

6.B.1.3g Copy of contract required by Item 3 - filed under confidential treatment pursuant to Rule 104(b).

6.B.1.3h Copy of contract required by Item 3 - filed under confidential treatment pursuant to Rule 104(b).

6.B.1.3i Copy of contract required by Item 3 - filed under confidential treatment pursuant to Rule 104(b).

6.B.1.3j Copy of contract required by Item 3 - filed under confidential treatment pursuant to Rule 104(b).

6.B.1.3k Copy of contract required by Item 3 - filed under confidential treatment pursuant to Rule 104(b).

6.B.1.3l Copy of contract required by Item 3 - filed under confidential treatment pursuant to Rule 104(b).

6.B.1.3m Copy of contract required by Item 3 - filed under confidential treatment pursuant to Rule 104(b).

6.B.1.3n Copy of contract required by Item 3 - filed under confidential treatment pursuant to Rule 104(b).

6.B.1.3o Copy of contract required by Item 3 - filed under confidential treatment pursuant to Rule 104(b).

6.B.1.3p Copy of contract required by Item 3 - filed under confidential treatment pursuant to Rule 104(b).

6.B.1.3q Copy of contract required by Item 3 - filed under confidential treatment pursuant to Rule 104(b).

6.B.1.3r Copy of contract required by Item 3 - filed under confidential treatment pursuant to Rule 104(b).

6.B.1.3s Copy of contract required by Item 3 - filed under confidential treatment pursuant to Rule 104(b).

6.B.1.3t Copy of contract required by Item 3 - filed under confidential treatment pursuant to Rule 104(b).

6.B.1.3u Copy of contract required by Item 3 - filed under confidential treatment pursuant to Rule 104(b).

6.B.1.3v Copy of contract required by Item 3 - filed under confidential treatment pursuant to Rule 104(b).

6.B.1.3w Copy of contract required by Item 3 - filed under confidential treatment pursuant to Rule 104(b).

6.B.1.3x Copy of contract required by Item 3 - filed under confidential treatment pursuant to Rule 104(b).

6.B.1.3y Copy of contract required by Item 3 - filed under confidential treatment pursuant to Rule 104(b).

6.B.1.3z Copy of contract required by Item 3 - filed under confidential treatment pursuant to Rule 104(b).

6.B.1.3aa      Copy of contract required by Item 3 - filed under confidential treatment pursuant to Rule 104(b).

6.B.1.3ab      Copy of contract required by Item 3 - filed under confidential treatment pursuant to Rule 104(b).

6.B.1.3ac      Copy of contract required by Item 3 - filed under confidential treatment pursuant to Rule 104(b).

6.B.1.3ad      Copy of contract required by Item 3 - filed under confidential treatment pursuant to Rule 104(b).

6.B.1.3ae      Copy of contract required by Item 3 - filed under confidential treatment pursuant to Rule 104(b).

6.B.1.3af      Copy of contract required by Item 3 - filed under confidential treatment pursuant to Rule 104(b).

6.B.1.3ag      Copy of contract required by Item 3 - filed under confidential treatment pursuant to Rule 104(b).

6.B.1.3ah      Copy of contract required by Item 3 - filed under confidential treatment pursuant to Rule 104(b).

6.B.1.3ai      Copy of contract required by Item 3 - filed under confidential treatment pursuant to Rule 104(b).

6.B.1.3aj      Copy of contract required by Item 3 - filed under confidential treatment pursuant to Rule 104(b).

6.B.1.3ak      Copy of contract required by Item 3 - filed under confidential treatment pursuant to Rule 104(b).

6.B.1.3al      Copy of contract required by Item 3 - filed under confidential treatment pursuant to Rule 104(b).

6.B.1.4a Copy of contract required by Item 3 - filed under confidential treatment pursuant to Rule 104(b).

6.B.1.4b Copy of contract required by Item 3 - filed under confidential treatment pursuant to Rule 104(b).

6.B.1.4c Copy of contract required by Item 3 - filed under confidential treatment pursuant to Rule 104(b).

6.B.1.4d Copy of contract required by Item 3 - filed under confidential treatment pursuant to Rule 104(b).

6.B.1.4e Copy of contract required by Item 3 - filed under confidential treatment pursuant to Rule 104(b).

6.B.1.5a Copy of contract required by Item 3 - filed under confidential treatment pursuant to Rule 104(b).

6.B.1.5b Copy of contract required by Item 3 - filed under confidential treatment pursuant to Rule 104(b).

6.B.1.5c Copy of contract required by Item 3 - filed under confidential treatment pursuant to Rule 104(b).

6.B.1.6a Copy of contract required by Item 3 - filed under confidential treatment pursuant to Rule 104(b).

6.B.1.6b Copy of contract required by Item 3 - filed under confidential treatment pursuant to Rule 104(b).

6.B.1.7a Copy of contract required by Item 3 - filed under confidential treatment pursuant to Rule 104(b).

6.B.1.7b Copy of contract required by Item 3 - filed under confidential treatment pursuant to Rule 104(b).

6.B.1.7c Copy of contract required by Item 3 - filed under confidential treatment pursuant to Rule 104(b).

6.B.1.7d Copy of contract required by Item 3 - filed under confidential treatment pursuant to Rule 104(b).

6.B.1.7e Copy of contract required by Item 3 - filed under confidential treatment pursuant to Rule 104(b).

6.B.1.8 Copy of contract required by Item 3 - filed under confidential treatment pursuant to Rule 104(b).

6.B.2.1 The company certifies that a conformed copy of Form U-9C-3 for the previous quarter was filed with the following state commissions:

               Ms. Louise E. Rickard
               Acting Executive Secretary
               Department of Public Utility Control
               10 Franklin Square
               New Britain, CT 06051

               Ms. Mary L. Cottrell, Secretary
               Massachusetts Department of Telecommunications and Energy 100 Cambridge Street
               Boston, MA 02202

               Mr. Thomas B. Getz
               Executive Director and Secretary
               State of New Hampshire
               Public Utilities Commission
               8 Old Suncook Road, Building One
               Concord, NH 03301-7319



SELECT ENERGY, INC.
BALANCE SHEET
(Unaudited)

                                                      September 30,
                                                          2001
                                                     --------------
                                                       (Thousands
                                                       of Dollars)
ASSETS
------
Current Assets:
  Accounts receivable, including unbilled
    revenues, net                                    $     190,068
  Accounts receivable from affiliated companies            105,359
  Taxes receivable                                           2,024
  Special deposits                                          78,943
  Unrealized gains on mark-to-market transactions           55,391
  Prepaid wholesale power purchases                          3,431
  Prepayments and other                                      4,738
                                                     --------------
    Total current assets                                   439,954
                                                     --------------
Deferred Charges:
  Intangibles, net                                          20,557
  Accumulated deferred income taxes                         45,200
  Prepaid pensions                                           2,406
  Other                                                      7,515
                                                     --------------
    Total deferred charges                                  75,678
                                                     --------------
Long-Lived Assets:
  Software                                                  10,596
  Other                                                      1,062
                                                     --------------
                                                            11,658
   Less:  Accumulated provision for depreciation             3,205
                                                     --------------
                                                             8,453
  Capital additions in progress                                321
                                                     --------------
    Total long-lived assets                                  8,774
                                                     --------------
    Total Assets                                     $     524,406
                                                     ==============

Note: In the opinion of the Company, all adjustments necessary for a fair presentation of financial position for the period shown have been made.

See accompanying notes to financial statements.



SELECT ENERGY, INC.
BALANCE SHEET
(Unaudited)

                                                      September 30,
                                                          2001
                                                     --------------
                                                       (Thousands
                                                       of Dollars)
LIABILITIES AND STOCKHOLDER'S EQUITY
------------------------------------
Current Liabilities:
  Notes payable to affiliated companies              $     157,306
  Accounts payable                                         264,310
  Accounts payable to affiliated companies                  16,113
  Accrued taxes                                              8,176
  Other                                                     60,399
                                                     --------------
    Total current liabilities                              506,304
                                                     --------------

Stockholder's Equity:
  Common stock, $1 par value - 20,000 shares
   authorized and 100 shares outstanding                      -
  Capital surplus, paid in                                 189,551
  Other comprehensive income                               (34,317)
  Retained deficit                                        (137,132)
                                                     --------------
    Total stockholder's equity                              18,102
                                                     --------------

    Total Liabilities and Stockholder's Equity       $     524,406
                                                     ==============

Note: In the opinion of the Company, all adjustments necessary for a fair presentation of financial position for the period shown have been made.

See accompanying notes to financial statements.



SELECT ENERGY, INC.
INCOME STATEMENT
(Unaudited)

                                              Three Months     Nine Months
                                                 Ended           Ended
                                             September 30,   September 30,
                                                 2001            2001
                                            --------------  --------------
                                              (Thousands      (Thousands
                                              of Dollars)     of Dollars)

Operating Revenues                          $     729,224   $   1,965,707
                                            --------------  --------------
Operating Expenses:
  Purchased power, net interchange
   power and capacity                             756,423       1,983,127
  Depreciation                                      1,125           3,553
  Other                                            10,134          34,229
  Taxes other than income taxes                    (2,375)          4,507
                                            --------------  --------------
       Total operating expenses                   765,307       2,025,416
                                            --------------  --------------
Operating Loss                                    (36,083)        (59,709)
                                            --------------  --------------
Other Income                                           89             266
                                            --------------  --------------
Interest and financing costs                        2,147           7,287
                                            --------------  --------------
       Loss before income taxes                   (38,141)        (66,730)
                                            --------------  --------------
Income Tax Benefit:
  Federal and state income taxes, net              14,986          26,293
                                            --------------  --------------
       Loss before cumulative
        effect of accounting change               (23,155)        (40,437)

Cumulative effect of accounting change,
  net of tax benefit of $14,611                      -            (21,985)
                                            --------------  --------------
Net Loss                                    $     (23,155)  $     (62,422)
                                            ==============  ==============


Note: In the opinion of the Company, all adjustments necessary for a fair presentation of financial position for the period shown have been made.

See accompanying notes to financial statements.



NORTHEAST GENERATION SERVICES COMPANY
BALANCE SHEET
(Unaudited)


                                                      September 30,
                                                          2001
                                                     --------------
                                                       (Thousands
                                                       of Dollars)
ASSETS
------
Current Assets:
  Cash                                               $         883
  Accounts receivable                                       22,451
  Accounts receivable from affiliated companies              2,418
  Fuel, materials and supplies, at average cost                485
  Prepayments and other                                      3,087
                                                     --------------
    Total current assets                                    29,324
                                                     --------------

Other Investments:
  Other investments, at cost                                    21
                                                     --------------
    Total other investments                                     21
                                                     --------------

Deferred Charges:
  Other                                                      6,788
                                                     --------------
    Total deferred charges                                   6,788
                                                     --------------

Long-Lived Assets:
  Other                                                      3,087
                                                     --------------
                                                             3,087
   Less: Accumulated provision for depreciation              1,291
                                                     --------------
                                                             1,796
  Capital additions in progress                                890
                                                     --------------
    Total long-lived assets                                  2,686
                                                     --------------

    Total Assets                                     $      38,819
                                                     ==============

Note: In the opinion of the Company, all adjustments necessary for a fair presentation of financial position for the period shown have been made.

See accompanying notes to financial statements.



NORTHEAST GENERATION SERVICES COMPANY
BALANCE SHEET
(Unaudited)


                                                      September 30,
                                                          2001
                                                     --------------
                                                       (Thousands
                                                       of Dollars)
LIABILITIES AND STOCKHOLDER'S EQUITY
------------------------------------
Current Liabilities:
  Notes payable to affiliated companies              $      13,300
  Accounts payable                                           4,617
  Accounts payable to affiliated companies                   4,836
  Accrued taxes                                              2,811
  Other                                                        647
                                                     --------------
    Total current liabilities                               26,211
                                                     --------------

Deferred Credits:
  Other                                                      1,858
                                                     --------------
    Total deferred credits                                   1,858
                                                     --------------

Stockholder's Equity:
  Common stock, $1 par value - 20,000 shares                  -
   authorized and 100 shares outstanding
  Capital surplus, paid in                                   9,510
  Retained earnings                                          1,240
                                                     --------------
    Total stockholder's equity                              10,750
                                                     --------------

    Total Liabilities and Stockholder's Equity       $      38,819
                                                     ==============

Note: In the opinion of the Company, all adjustments necessary for a fair presentation of financial position for the period shown have been made.

See accompanying notes to financial statements.



NORTHEAST GENERATION SERVICES COMPANY
INCOME STATEMENT
(Unaudited)


                                             Three Months     Nine Months
                                                 Ended           Ended
                                             September 30,   September 30,
                                                 2001            2001
                                            --------------  --------------
                                              (Thousands      (Thousands
                                              of Dollars)     of Dollars)

Operating Revenues                          $      28,433   $      80,981
                                            --------------  --------------

Operating Expenses:
  Operation                                        11,112          37,371
  Maintenance                                      15,637          40,012
  Depreciation                                        115             314
  Federal and state income taxes                      621           1,363
  Taxes other than income taxes                       (77)            252
                                            --------------  --------------
       Total operating expenses                    27,408          79,312
                                            --------------  --------------

Operating Income                                    1,025           1,669
                                            --------------  --------------

Other Income                                          383           1,445
                                            --------------  --------------

Interest and financing costs                          167             488
                                            --------------  --------------

Net Income                                  $       1,241   $       2,626
                                            ==============  ==============

Note: In the opinion of the Company, all adjustments necessary for a fair presentation of financial position for the period shown have been made.

See accompanying notes to financial statements.



SELECT ENERGY CONTRACTING, INC.
BALANCE SHEET
(Unaudited)



                                                     September 30,
                                                         2001
                                                    --------------
                                                      (Thousands
                                                      of Dollars)
ASSETS
------
Current Assets:
  Cash                                              $         157
  Accounts receivable                                      13,960
  Other material and supplies                                 474
  Prepayments and other                                       344
                                                    --------------
    Total current assets                                   14,935
                                                    --------------

Long-Lived Assets:
  Other                                                    22,908
                                                    --------------
                                                           22,908
    Less: Accumulated provision for depreciation            2,714
                                                    --------------

    Total long-lived assets                                20,194
                                                    --------------

    Total Assets                                    $      35,129
                                                    ==============

Note: In the opinion of the Company, all adjustments necessary for a fair presentation of financial position for the period shown have been made.

See accompanying notes to financial statements.



SELECT ENERGY CONTRACTING, INC.
BALANCE SHEET
(Unaudited)

                                                     September 30,
                                                         2001
                                                    --------------
                                                      (Thousands
                                                      of Dollars)
LIABILITIES AND STOCKHOLDERS' EQUITY
------------------------------------
Current Liabilities:
  Accounts payable                                  $       5,586
  Accounts payable to affiliated companies                 12,187
  Accrued taxes                                             1,039
                                                    --------------
    Total current liabilities                              18,812
                                                    --------------

Long-Term Liabilities:
  Deferred taxes                                              199
  Other                                                       500
                                                    --------------
    Total long-term liabilities                               699
                                                    --------------

Stockholders' Equity:
  Common stock, $1 par value - 100,000 shares                -
   authorized and 100 shares outstanding
  Capital surplus, paid in                                 14,910
  Retained earnings                                           708
                                                    --------------
    Total stockholders' equity                             15,618
                                                    --------------


    Total Liabilities and Stockholders' Equity      $      35,129
                                                    ==============

Note: In the opinion of the Company, all adjustments necessary for a fair presentation of financial position for the period shown have been made.

See accompanying notes to financial statements.




SELECT ENERGY CONTRACTING, INC.
INCOME STATEMENT
(Unaudited)




                                                  Three Months     Nine Months
                                                      Ended           Ended
                                                  September 30,   September 30,
                                                      2001            2001
                                                 --------------  --------------
                                                   (Thousands      (Thousands
                                                   of Dollars)     of Dollars)

Operating Revenues                               $      15,102   $      42,265
                                                 --------------  --------------

Operating Expenses:
  Operation                                             13,760          38,177
  Maintenance                                              136             309
  Depreciation                                             482           1,331
  Taxes other than income taxes                            116             395
                                                 --------------  --------------
       Total operating expenses                         14,494          40,212
                                                 --------------  --------------
Operating Income                                           608           2,053
                                                 --------------  --------------

Other Income                                                23              40
                                                 --------------  --------------

Interest and financing costs                               180             573
                                                 --------------  --------------

      Income before income taxes                           451           1,520
                                                 --------------  --------------
Income Tax Expense:
  Federal and state income taxes, net                      227             655
                                                 --------------  --------------

Net Income                                       $         224   $         865
                                                 ==============  ==============

Note: In the opinion of the Company, all adjustments necessary for a fair presentation of financial position for the period shown have been made.

See accompanying notes to financial statements.



REEDS FERRY SUPPLY CO., INC.
BALANCE SHEET
(Unaudited)


                                                     September 30,
                                                         2001
                                                    --------------
                                                      (Thousands
                                                      of Dollars)
ASSETS
------
Current Assets:
  Cash                                              $           7
  Accounts receivable                                          73
                                                    --------------
    Total current assets                                       80
                                                    --------------

Long-Lived Assets:
  Organization costs, net                                     252
                                                    --------------
    Total long-lived assets                                   252
                                                    --------------

    Total Assets                                    $         332
                                                    ==============

LIABILITIES AND STOCKHOLDERS' EQUITY
------------------------------------
Current Liabilities:
  Accounts payable                                  $          73
  Accounts payable to affiliated companies                    295
                                                    --------------
    Total current liabilities                                 368
                                                    --------------

Stockholders' Equity:
  Common stock, $0 par value - 200 shares
   authorized and 100 shares outstanding                        4
  Capital surplus, paid in                                      3
  Retained deficit                                            (43)
                                                    --------------
    Total stockholders' equity                                (36)
                                                    --------------

    Total Liabilities and Stockholders' Equity      $         332
                                                    ==============

Note: In the opinion of the Company, all adjustments necessary for a fair presentation of financial position for the period shown have been made.

See accompanying notes to financial statements.



REEDS FERRY SUPPLY CO., INC.
INCOME STATEMENT
(Unaudited)


                                              Three Months     Nine Months
                                                  Ended           Ended
                                              September 30,   September 30,
                                                  2001            2001
                                             --------------  --------------
                                               (Thousands      (Thousands
                                               of Dollars)     of Dollars)

Operating Revenues                           $         141   $         703
                                             --------------  --------------

Operating Expenses:
  Other                                                141             703
  Amortization                                           5              15
                                             --------------  --------------
       Total operating expenses                        146             718
                                             --------------  --------------

Net Loss                                     $          (5)  $         (15)
                                             ==============  ==============

Note: In the opinion of the Company, all adjustments necessary for a fair presentation of financial position for the period shown have been made.

See accompanying notes to financial statements.



HEC/TOBYHANNA ENERGY PROJECT, INC.
BALANCE SHEET
(Unaudited)

                                                        September 30,
                                                            2001
                                                       --------------
                                                         (Thousands
                                                         of Dollars)
ASSETS
------
Current Assets:
  Cash                                                 $       1,874
  Accounts receivable                                            840
                                                       --------------
    Total current assets                                       2,714
                                                       --------------
Long-Lived Assets:
  Other                                                          714
                                                       --------------
                                                                 714
    Less:  Accumulated provision for depreciation                 65
                                                       --------------
                                                                 649
  Contracts receivable                                        26,641
                                                       --------------
    Total long-lived assets                                   27,290
                                                       --------------
     Total Assets                                      $      30,004
                                                       ==============

CAPITALIZATION AND LIABILITIES
------------------------------------
Capitalization:
  Common stock, $1 par value - 100 shares
   authorized and outstanding                          $        -
  Retained earnings                                              350
                                                       --------------
    Total common stockholder's equity                            350
  Long-term debt                                              25,979
                                                       --------------
    Total capitalization                                      26,329
                                                       --------------
Current Liabilities:
  Accounts payable to affiliated companies                     3,071
  Accrued interest                                               249
  Accrued taxes                                                    1
                                                       --------------
    Total current liabilities                                  3,321
                                                       --------------
Long-Term Liabilities:
  Other                                                          354
                                                       --------------
    Total long-term liabilities                                  354
                                                       --------------
    Total Capitalization and Liabilities               $      30,004
                                                       ==============

Note: In the opinion of the Company, all adjustments necessary for a fair presentation of financial position for the period shown have been made.

See accompanying notes to financial statements.




HEC/TOBYHANNA ENERGY PROJECT, INC.
INCOME STATEMENT
(Unaudited)


                                             Three Months     Nine Months
                                                 Ended           Ended
                                             September 30,   September 30,
                                                 2001            2001
                                            --------------  --------------
                                              (Thousands      (Thousands
                                              of Dollars)     of Dollars)

Other Income                                $         670   $       1,728
                                            --------------  --------------

Interest and Financing Costs                          509           1,534
                                            --------------  --------------

Income Tax Expense                                     -               27
                                            --------------  --------------

Net Income                                  $         161   $         167
                                            ==============  ==============

Note: In the opinion of the Company, all adjustments necessary for a fair presentation of financial position for the period shown have been made.

See accompanying notes to financial statements.




YANKEE ENERGY SERVICES COMPANY
BALANCE SHEET
(Unaudited)

                                                     September 30,
                                                         2001
                                                    --------------
                                                      (Thousands
                                                      of Dollars)
ASSETS
------
Other Property and Investments:
  Nonutility property, at cost                      $         944
  Investment in subsidiary company, at equity                   2
                                                    --------------
    Total other property and investments                      946
                                                    --------------

Current Assets:
  Cash                                                      1,638
  Accounts receivable                                       4,675
  Accounts receivable from affiliated companies               719
  Taxes receivable                                            803
                                                    --------------
    Total current assets                                    7,835
                                                    --------------

Deferred Charges:
  Accumulated deferred income taxes                         1,399
  Goodwill                                                    411
                                                    --------------
    Total deferred charges                                  1,810
                                                    --------------

    Total Assets                                    $      10,591
                                                    ==============

Note: In the opinion of the Company, all adjustments necessary for a fair presentation of financial position for the period shown have been made.

See accompanying notes to financial statements.



YANKEE ENERGY SERVICES COMPANY
BALANCE SHEET
(Unaudited)

                                                     September 30,
                                                         2001
                                                    --------------
                                                      (Thousands
                                                      of Dollars)
LIABILITIES AND STOCKHOLDERS' EQUITY
------------------------------------
Current Liabilities:
  Notes payable to affiliated companies             $       4,348
  Accounts payable to affiliated companies                    370
  Other                                                        40
                                                    --------------
    Total current liablilities                              4,758
                                                    --------------

Stockholders' Equity:
  Common stock, $0 par value - 10,000 shares
   authorized and 200 shares outstanding                        1
  Capital surplus, paid in                                  7,881
  Retained deficit                                         (2,049)
                                                    --------------
    Total stockholders' equity                              5,833
                                                    --------------

    Total Liabilities and Stockholders' Equity      $      10,591
                                                    ==============

Note: In the opinion of the Company, all adjustments necessary for a fair presentation of financial position for the period shown have been made.

See accompanying notes to financial statements.



YANKEE ENERGY SERVICES COMPANY
INCOME STATEMENT
(Unaudited)

                                                  Three Months     Nine Months
                                                      Ended           Ended
                                                  September 30,   September 30,
                                                      2001            2001
                                                 --------------  --------------
                                                   (Thousands      (Thousands
                                                   of Dollars)     of Dollars)

Operating Revenues                               $         -     $         149
                                                 --------------  --------------

Operating Expenses:
  Other                                                    547           1,150
  Depreciation                                              -              152
  Amortization                                               6              17
  Federal and state income taxes                           (73)           (448)
                                                 --------------  --------------
       Total operating expenses                            480             871
                                                 --------------  --------------

Operating Loss                                            (480)           (722)
                                                 --------------  --------------

Other Income                                               228             228
                                                 --------------  --------------

Interest and financing costs                                34             368
                                                 --------------  --------------

Net Loss                                         $        (286)  $        (862)
                                                 ==============  ==============

Note: In the opinion of the Company, all adjustments necessary for a fair presentation of financial position for the period shown have been made.

See accompanying notes to financial statements.




E.S. BOULOS COMPANY
BALANCE SHEET
(Unaudited)

                                                         September 30,
                                                             2001
                                                        --------------
                                                          (Thousands
                                                          of Dollars)
ASSETS
------
Current Assets:
  Cash                                                  $         465
  Accounts receivable                                          11,252
  Accounts receivable from affiliated companies                   193
  Materials and supplies, at average cost                         106
  Prepayments and other                                         2,308
                                                        --------------
    Total current assets                                       14,324
                                                        --------------

Other Investments:
  Other investments, at cost                                       21
                                                        --------------
    Total other investments                                        21
                                                        --------------

Deferred Charges:
  Other                                                         5,542
                                                        --------------
    Total deferred charges                                      5,542
                                                        --------------

Long-Lived Assets:
  Other                                                           520
                                                        --------------
                                                                  520
   Less: Accumulated provision for depreciation                    58
                                                        --------------
    Total long-lived assets                                       462
                                                        --------------

    Total Assets                                        $      20,349
                                                        ==============

Note: In the opinion of the Company, all adjustments necessary for a fair presentation of financial position for the period shown have been made.

See accompanying notes to financial statements.



E.S. BOULOS COMPANY
BALANCE SHEET
(Unaudited)

                                                         September 30,
                                                             2001
                                                        --------------
                                                          (Thousands
                                                          of Dollars)

LIABILITIES AND STOCKHOLDER'S EQUITY
------------------------------------
Current Liabilities:
  Accounts payable                                      $       3,679
  Accounts payable to affiliated companies                         37
  Accrued taxes                                                 1,354
  Other                                                         3,437
                                                        --------------
    Total current liabilities                                   8,507
                                                        --------------

Deferred Credits:
  Other                                                         1,787
                                                        --------------
    Total deferred credits                                      1,787
                                                        --------------

Stockholder's Equity:
  Common stock, $0 par value - 20,000 shares
   authorized and 100 shares outstanding                         -
  Capital surplus, paid in                                      7,539
  Retained earnings                                             2,516
                                                        --------------
    Total stockholder's equity                                 10,055
                                                        --------------

    Total Liabilities and Stockholder's Equity          $      20,349
                                                        ==============

Note: In the opinion of the Company, all adjustments necessary for a fair presentation of financial position for the period shown have been made.

See accompanying notes to financial statements.



E.S. BOULOS COMPANY
INCOME STATEMENT
(Unaudited)



                                             Three Months     Nine Months
                                                 Ended           Ended
                                             September 30,   September 30,
                                                 2001            2001
                                            --------------  --------------
                                              (Thousands      (Thousands
                                              of Dollars)     of Dollars)

Operating Revenues                          $      14,042   $      32,774
                                            --------------  --------------

Operating Expenses:
  Operation                                        12,788          30,120
  Depreciation                                         95             255
  Federal and state income taxes                      562           1,355
                                            --------------  --------------
       Total operating expenses                    13,445          31,730
                                            --------------  --------------

Operating Income                                      597           1,044
                                            --------------  --------------

Other Income                                          446           1,472
                                            --------------  --------------

Net Income                                  $       1,043   $       2,516
                                            ==============  ==============

Note: In the opinion of the Company, all adjustments necessary for a fair presentation of financial position for the period shown have been made.

See accompanying notes to financial statements.



NGS MECHANICAL COMPANY
BALANCE SHEET
(Unaudited)

                                                      September 30,
                                                          2001
                                                     --------------
                                                       (Thousands
                                                       of Dollars)
ASSETS
------
Current Assets:
  Accounts receivable                                $          10
                                                     --------------
    Total current assets                                        10
                                                     --------------

    Total Assets                                     $          10
                                                     ==============

LIABILITIES AND STOCKHOLDER'S EQUITY
------------------------------------
Current Liabilities:
  Accounts payable to affiliated companies           $           1
                                                     --------------
    Total current liabilities                                    1
                                                     --------------

Stockholder's Equity:
  Common stock, $0 par value - 20,000 shares                     -
   authorized and 100 shares outstanding                        10
  Capital surplus, paid in
  Retained deficit                                              (1)
                                                     --------------
    Total stockholder's equity                                   9
                                                     --------------

    Total Liabilities and Stockholder's Equity       $          10
                                                     ==============


Note: In the opinion of the Company, all adjustments necessary for a fair presentation of financial position for the period shown have been made.

See accompanying notes to financial statements.




NGS MECHANICAL COMPANY
INCOME STATEMENT
(Unaudited)




                                             Three Months    Nine Months
                                                 Ended          Ended
                                             September 30,   September 30,
                                                 2001            2001
                                            --------------  -------------
                                              (Thousands      (Thousands
                                              of Dollars)    of Dollars)

Operating Revenues                          $      -        $          -
                                            --------------  -------------

Operating Expenses:
  Other                                            -                   1
                                            --------------  -------------
       Total operating expenses                    -                   1
                                            --------------  -------------

Net Loss                                    $      -        $         (1)
                                            ==============  =============

Note: In the opinion of the Company, all adjustments necessary for a fair presentation of financial position for the period shown have been made.

See accompanying notes to financial statements.



NORTHEAST UTILITIES (PARENT)

BALANCE SHEET
(Unaudited)
                                                          September 30,
                                                              2001
                                                         --------------
                                                           (Thousands
                                                           of Dollars)

ASSETS
------
Other Property and Investments:
  Investments in subsidiary companies, at equity........ $   2,394,664
  Investments in transmission companies, at equity......        12,671
  Other, at cost........................................            14
                                                         --------------
                                                             2,407,349
                                                         --------------

Current Assets:
  Cash..................................................         4,389
  Notes receivable from affiliated companies............       144,406
  Notes and accounts receivable.........................         6,468
  Accounts receivable from affiliated companies.........         1,793
  Taxes receivable......................................        26,579
  Prepayments...........................................           181
                                                         --------------
                                                               183,816
                                                         --------------

Deferred Charges:
  Unamortized debt expense..............................           771
  Other.................................................         3,359
                                                         --------------
                                                                 4,130
                                                         --------------

      Total Assets...................................... $   2,595,295
                                                         ==============


Note: In the opinion of the Company, all adjustments necessary for a fair presentation of financial position for the period shown have been made.

See accompanying notes to financial statements.



NORTHEAST UTILITIES (PARENT)

BALANCE SHEET
(Unaudited)
                                                         September 30,
                                                             2001
                                                        --------------
                                                          (Thousands
                                                          of Dollars)

CAPITALIZATION AND LIABILITIES
------------------------------
Capitalization:
  Common shares, $5.00 par value - Authorized
   225,000,000 shares; 148,890,640 shares issued and
   132,971,030 shares outstanding...................... $     744,453
  Capital surplus, paid in.............................       882,819
  Deferred contribution plan - employee stock
   ownership plan......................................      (105,321)
  Retained earnings....................................       644,886
  Accumulated other comprehensive loss.................       (32,986)
                                                        --------------
    Total common shareholders' equity..................     2,133,851
  Long-term debt.......................................       374,000
                                                        --------------

         Total capitalization..........................     2,507,851
                                                        --------------

Current Liabilities:
  Accounts payable.....................................        13,499
  Accounts payable to affiliated companies.............           552
  Long-term debt - current portion.....................        21,000
  Accrued taxes........................................        42,892
  Accrued interest.....................................         4,581
  Other................................................            12
                                                        --------------
                                                               82,536
                                                        --------------
Accumulated deferred income taxes......................         4,908
                                                        --------------
                                                                4,908
                                                        --------------

      Total Capitalization and Liabilities............. $   2,595,295
                                                        ==============



Note: In the opinion of the Company, all adjustments necessary for a fair presentation of financial position for the period shown have been made.

See accompanying notes to financial statements.



NORTHEAST UTILITIES (PARENT)

STATEMENT OF INCOME
(Unaudited)

                                                       Three Months     Nine Months
                                                           Ended           Ended
                                                       September 30,   September 30,
                                                           2001            2001
                                                      --------------  --------------
                                                       (Thousands      (Thousands
                                                       of Dollars)     of Dollars)
Operating Revenues..................................  $        -      $        -
                                                      --------------  --------------
Operating Expenses:
  Operation expense.................................          4,247           7,527
  Federal and state income taxes....................         (1,440)         (9,263)
  Taxes other than income taxes.....................              6              41
                                                      --------------  --------------
       Total operating expenses.....................          2,813          (1,695)
                                                      --------------  --------------

Operating (Loss)/Income.............................         (2,813)          1,695
                                                      --------------  --------------
Other Income/(Loss):
  Equity in earnings of subsidiaries................         34,383         136,305
  Equity in earnings of transmission companies......            662           1,873
  Gain related to Millstone sale....................          1,091         147,935
  Loss on share repurchase contracts................           -            (35,394)
  Other, net........................................          7,665          11,827
  Income taxes......................................            602         (44,702)
                                                      --------------  --------------
       Other income, net............................         44,403         217,844
                                                      --------------  --------------

       Income before interest charges...............         41,590         219,539
                                                      --------------  --------------
Interest Charges:
  Interest on long-term debt........................          6,533          18,268
  Other interest....................................            426           7,745
                                                      --------------  --------------
        Interest charges............................          6,959          26,013
                                                      --------------  --------------
Net Income for Common Shares........................  $      34,631   $     193,526
                                                      ==============  ==============

Basic and Diluted Earnings per Common Share.........  $        0.26   $        1.41
                                                      ==============  ==============
Basic Common Shares Outstanding (average).............. 133,540,631     137,120,689
                                                      ==============  ==============
Diluted Common Shares Outstanding (average)............ 133,869,227     137,457,694
                                                      ==============  ==============

Note: In the opinion of the Company, all adjustments necessary for a fair presentation of the results of operations for the period shown have been made.

See accompanying notes to financial statements.









                           Northeast Utilities
                           Select Energy, Inc.
         Northeast Generation Services Company and Subsidiaries
                           E.S. Boulos Company
                          NGS Mechanical, Inc.
                     Select Energy Contracting, Inc.
                      Reeds Ferry Supply Co., Inc.
                   HEC/Tobyhanna Energy Project, Inc.
                       HEC/CJTS Energy Center, LLC
                          ERI/HEC EFA-Med, LLC
                     Yankee Energy Services Company
                           R.M. Services, Inc.
                         Acumentrics Corporation


Notes to Financial Statements (Unaudited)

1.  About Northeast Utilities

Northeast Utilities (NU) is the parent company of the Northeast Utilities system (NU system). The NU system's regulated utilities furnish franchised retail electric service in Connecticut, New Hampshire and western Massachusetts through three wholly owned subsidiaries: The Connecticut Light and Power Company (CL&P), Public Service Company of New Hampshire (PSNH) and Western Massachusetts Electric Company (WMECO). Another wholly owned subsidiary,
North Atlantic Energy Corporation, sells all of its entitlement to the capacity and output of the Seabrook Station nuclear unit (Seabrook) to PSNH under the terms of two life-of-unit, full cost recovery contracts. A fifth wholly owned subsidiary, Holyoke Water Power Company, also is engaged in the production and distribution of electric power.

Several wholly owned subsidiaries of NU provide support services for the NU system companies and, in some cases, for other New England utilities. Northeast Utilities Service Company provides centralized accounting, administrative, engineering, financial, information resources, legal, operational, planning, purchasing, and other services to the NU system companies. North Atlantic Energy Service Corporation has operational responsibility for Seabrook. Three other subsidiaries construct, acquire or lease some of the property and facilities used by the NU system companies.

NU Enterprises, Inc. (NUEI) is a wholly owned subsidiary of NU and acts as the holding company for certain of NU's competitive energy subsidiaries. Northeast Generation Company (NGC) was formed to acquire and manage generation facilities. Select Energy, Inc. (Select Energy), Northeast Generation Services Company and its subsidiaries (NGS), Select Energy Services, Inc., and its subsidiaries (Select Energy Services), and Mode 1 Communications, Inc., engage in a variety of energy-related and telecommunications activities, as applicable, primarily in the competitive energy retail and wholesale commodity, marketing and services fields. E.S. Boulos Company (Boulos) and NGS Mechanical, Inc. (NGS Mechanical) are wholly owned subsidiaries of NGS.
Select Energy Contracting, Inc. (Select Energy Contracting), Reeds Ferry Supply Co., Inc. (Reeds Ferry), HEC/Tobyhanna Energy Project, Inc., (HEC/Tobyhanna), and HEC/CJTS Energy Center, LLC (HEC/CJTS) are wholly owned subsidiaries of Select Energy Services. Another company, ERI/HEC EFA-Med, LLC (ERI/HEC), is 50 percent owned by Select Energy Services.

Yankee Energy System, Inc. maintains certain wholly owned subsidiaries including Yankee Energy Services Company (YESCO) and owns 10 percent of the voting securities of R.M. Services, Inc. (R.M. Services).

On September 26, 2000, NUEI invested $10 million in Acumentrics Corporation (Acumentrics) in return for a 5 percent ownership share of that company.

Select Energy, NGS, Boulos, NGS Mechanical, Select Energy Contracting, Reeds Ferry, HEC/Tobyhanna, HEC/CJTS, ERI/HEC, YESCO, R.M. Services, and Acumentrics are "energy-related companies" under Rule 58.

2.  About Select Energy

Select Energy provides both wholesale and retail energy services. Specifically, Select Energy participates in open-access retail electricity markets in New England, New York and the Mid-Atlantic regions. Select Energy markets and sells electricity, natural gas, oil, and energy-related products and services. Select Energy is a licensed retail electricity supplier in the states of Connecticut, Delaware, Maine, Maryland, Massachusetts, New Jersey, New York, Pennsylvania, and Rhode Island. Select Energy is a registered gas marketer with local gas distribution companies in the states of Connecticut, Delaware, Maine, Maryland, Massachusetts, New Hampshire, New Jersey, New York, Pennsylvania, and Rhode Island.

Beginning in January 2000, Select Energy's contract with NGC, to purchase 1,289 megawatts (MW) of capacity and energy significantly reduced its load-following risk and allowed Select Energy to better manage its portfolio profitability.
On January 1, 2000, Select Energy began serving one-half of CL&P's standard offer load requirement for a 4-year period. Select Energy's obligation to service this load requirement was approximately 2,000 MW beginning in July 2000, when 100 percent of CL&P's customers were able to choose their electric supplier. In addition, beginning in January 2000, Select Energy assumed responsibility for serving 30 market based wholesale contracts, totaling approximately 500 MW, throughout New England with electric energy supply that was previously served by CL&P and WMECO.

3.  About NGS

NGS was formed to provide management, operation and maintenance services to the electric generation market, as well as to large industrial customers, in the Northeast. NGS also provides consulting services which include engineering services, construction management, permitting, and compliance management.

4.  About Boulos

On January 19, 2001, NGS completed the acquisition of Boulos, an electrical construction company which specializes in high voltage electrical construction and maintenance in Maine, Massachusetts, New Hampshire and Vermont. Boulos is wholly owned by NGS.

5.  About NGS Mechanical

In January 2001, NGS formed a new subsidiary, NGS Mechanical, to provide mechanical services initially in certain New England states and New York. NGS Mechanical is wholly owned by NGS.

6.  About Select Energy Contracting

Select Energy Contracting, formerly known as HEC International Corporation, designs, manages, and directs the construction of, and/or installation of mechanical, water and electrical systems, energy and other resource consuming equipment.

7.  About Reeds Ferry

Reeds Ferry was acquired by Select Energy Services in August 1999 as an equipment wholesaler to purchase equipment on behalf of Select Energy Contracting.

8.  About HEC/Tobyhanna

Effective September 30, 1999, HEC/Tobyhanna was established as a special purpose entity to manage the assets of an Energy Savings Performance Contract at the Tobyhanna Army Depot.

9.  About HEC/CJTS

HEC/CJTS was formed on March 2, 2001, as a special purpose entity to facilitate the financing of Select Energy Services' construction of the Connecticut Juvenile Training School in Middletown, Connecticut. HEC/CJTS is wholly owned by Select Energy Services.

10.  About ERI/HEC

ERI/HEC was established on September 30, 2000, by Select Energy Services and ERI Services, Inc. to enter into an indefinite delivery/indefinite quantity contract with the United States Navy. ERI/HEC is 50 percent owned by Select Energy Services.

11.  About YESCO

YESCO is winding down its energy-related services for its customers. YESCO has disposed of most of its assets and is in the process of liquidating the remainder of its assets.

12.  About R.M. Services

R.M. Services provides consumer collection services for companies throughout the United States.

13.  About Acumentrics

On September 26, 2000, NUEI invested $10 million in Acumentrics in return for a 5 percent ownership share of that company. Acumentrics is a privately owned producer of advanced power generation and power protection technologies applicable to homes, telecommunications, commercial businesses, industrial facilities, and the auto industry.

14.  Public Utility Regulation

NU is registered with the Securities and Exchange Commission (SEC) as a holding company under the Public Utility Holding Company Act of 1935 (1935 Act), and the NU system is subject to the provisions of the 1935 Act. Arrangements among the NU system companies, outside agencies and other utilities covering interconnections, interchange of electric power and sales of utility property are subject to regulation by the Federal Energy Regulatory Commission (FERC) and/or the SEC. The operating subsidiaries are subject to further regulation for rates, accounting and other matters by the FERC and/or applicable state regulatory commissions.

15.  Presentation

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

16.  Market Risk And Risk Management Instruments

Select Energy provides both firm requirement energy services to its customers and engages in energy trading and marketing activities. Select Energy manages its exposure to risk from existing contractual commitments and provides risk management services to its customers through forward contracts, futures, over-the-counter swap agreements, and options (commodity derivatives).

Select Energy has utilized the sensitivity analysis methodology to disclose the quantitative information for its commodity price risks. Sensitivity analysis provides a presentation of the potential loss of future earnings, fair values or cash flows from market risk-sensitive instruments over a selected time period due to one or more hypothetical changes in commodity prices, or other similar price changes.

Commodity Price Risk - Trading Activities: As a market participant in the Northeast area of the United States, Select Energy conducts commodity-trading activities in electricity and its related products, natural gas and oil and, therefore, experiences net open positions. Select Energy manages these open positions with strict policies which limit its exposure to market risk and require daily reporting to management of potential financial exposure. Commodity derivatives utilized for trading purposes are accounted for using the mark-to-market method, under Emerging Issues Task Force Issue No. 98-10, "Accounting for Energy Trading and Risk Management Activities." Under this methodology, these instruments are adjusted to market value, and the unrealized gains and losses are recognized in income in the current period in the statements of income as purchased power, net interchange power and capacity and in the balance sheets as unrealized gains on mark-to-market transactions. The mark-to-market position at September 30, 2001, was a positive $55.4 million.

Under sensitivity analysis, the fair value of the portfolio is a function of the underlying commodity, contract prices and market prices represented by each derivative commodity contract. For swaps, forward contracts and options, market value reflects management's best estimates considering over-the-counter quotations, time value and volatility factors of the underlying commitments. Exchange-traded futures and options are recorded at market, based on closing exchange prices.

As of September 30, 2001, Select Energy has calculated the market price resulting from a 10 percent unfavorable change in forward market prices.
That 10 percent change would result in approximately an $8 million decline in the fair value of the Select Energy trading portfolio. In the normal course of business, Select Energy also faces risks that are either nonfinancial or nonquantifiable. Such risks principally include credit risk, which is not reflected in the sensitivity analysis above.

Commodity Price Risk - Nontrading Activities: Select Energy utilizes derivative financial and commodity instruments (derivatives), including futures and forward contracts, to reduce market risk associated with fluctuations in the price of electricity and natural gas sold under firm commitments with certain customers. Select Energy also utilizes derivatives, including price swap agreements, call and put option contracts, and futures and forward contracts, to manage the market risk associated with a portion of its anticipated supply requirements. These derivative instruments have been designated as cash flow hedging instruments.

When conducting sensitivity analysis of the change in the fair value of Select Energy's electricity, natural gas and oil nontrading portfolio, which would result from a hypothetical change in the future market price of electricity, natural gas and oil, the fair value of the contracts are determined from models which take into account estimated future market prices of electricity, natural gas and oil, the volatility of the market prices in each period, as well as the time value factors of the underlying commitments. In most instances, market prices and volatility are determined from quoted prices on the futures exchange.

Select Energy has determined a hypothetical change in the fair value for its nontrading electricity, natural gas and oil contracts, assuming a 10 percent unfavorable change in forward market prices. As of September 30, 2001, an unfavorable 10 percent change in forward market price would have resulted in a decrease in fair value of approximately $22 million.

The impact of a change in electricity, natural gas and oil prices on Select Energy's nontrading contracts on September 30, 2001, is not necessarily representative of the results that will be realized when these contracts are physically delivered.

Select Energy also maintains natural gas service agreements with certain customers to supply gas at fixed prices for terms extending through 2003. Select Energy has hedged its gas supply risk under these agreements through NYMEX contracts. Under these contracts, the purchase price of a specified quantity of gas is effectively fixed over the term of the gas service agreements, which extend through 2003. As of September 30, 2001, the NYMEX contracts had a notional value of $102.5 million and a negative after-tax mark-to-market position of $18.1 million.

Derivative Cash Flow Hedge Accounting: Derivative instruments recorded which were effective cash flow hedges resulted in an increase in other comprehensive income of $12.3 million, net of tax, upon the adoption of Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended. During the first nine months of 2001, a negative $4.9 million, net of tax, was reclassified from other comprehensive income upon the conclusion of these hedged transactions and recognized in earnings. An additional $1.8 million, net of tax, was recognized in earnings for those derivatives that were determined to be ineffective.
Also, during the third quarter of 2001, new cash flow hedge transactions were entered into which hedge cash flows through 2005. As a result of these new transactions and market value changes since January 1, 2001, other comprehensive income decreased by $44.8 million, net of tax. Accumulated other comprehensive income at September 30, 2001, was a negative $37.4 million, net of tax (decrease to equity), relating to hedged transactions and it is estimated that $30.1 million will be reclassified as a charge to earnings within the next twelve months. Cash flows from the hedge contracts are reported in the same category as cash flows from the hedged assets.

17.  Special Deposits

Special deposits include cash collateral posted in connection with various power purchase and sales agreements.





                         QUARTERLY REPORT OF SELECT ENERGY, INC.

                                   SIGNATURE CLAUSE


Pursuant to the requirements of the Public Utility Holding Company Act of 1935 and the rules and regulations of the Securities and Exchange Commission issued thereunder, the undersigned company has duly caused this report to be signed on its behalf by the undersigned officer thereunto duly authorized.





          NORTHEAST UTILITIES
          -------------------
          (Registered Holding Company)



     By:  /s/ John J. Roman
              ------------------------------
              (Signature of Signing Officer)



          John J. Roman
          -----------------------------
          Vice President and Controller
          -----------------------------
          Date:  November 27, 2001
          -----------------------------